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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

TRI CITY BANKSHARES CORPORATION

(Name of Issuer)

Common Stock, $1.00 Par Value

(Title of Class of Securities)

895364107

(CUSIP Number)

George A. Dionisopoulos Foley & Lardner 777 East Wisconsin Avenue Milwaukee, WI 53202 (414) 271-2400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 16, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 895364107	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Agatha T. Ulrich Marital Trust - 39-6739894

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) Not Applicable	(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO (Trust)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 1,398,506.037 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 1,398,506.037 SHARED DISPOSITIVE POWER 736,285.8745

11	AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,134,791.9115

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1%

14	TYPE OF REPORTING PERSON (See Instructions) OO (Trust)

CUSIP No. 895364107	13D	Page 3 of 5 Pages

Item 1.   Security and Issuer.

        The securities to which this statement relates is Common Stock, par value $1.00 per share, of Tri City Bankshares Corporation (the “Company”) with its principal executive office at 6400 South 27th Street, Oak Creek, Wisconsin 53151.

Item 2.   Identity and Background.

        This statement is being filed by the Agatha T. Ulrich Marital Trust (the “Trust”), organized under the laws of Wisconsin. The principal business address of the Trust is Foley & Lardner, 777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.

        The three trustees of the Trust (currently, George A. Dionisopoulos, Kathleen L. McGarry and Ronald K. Puetz), acting by majority action, are vested with the exclusive right to sell, transfer or dispose of the shares held by the Trust and to vote such shares in their discretion on all matters on which such shares are entitled to vote.

Item 3.   Source and Amount of Funds or Other Consideration.

        The Trust is the beneficial owner of 2,134,791.9115 shares of the Company’s Common Stock. The consideration for such shares that were acquired by the Trust in open market or privately negotiated transactions or otherwise was paid from the other assets of the Trust. The beneficial ownership of the Trust includes 433,055.047 shares held under a Stockholders’ Agreement by certain family members of Agatha T. Ulrich, the current beneficiary of the Trust, and related entities and 303,230.8275 shares held under a Stockholder’s Agreement by another shareholder of the Company and his transferees. The Trust may be deemed to have shared dispositive power with respect to such shares. The Trust has a right of first refusal in connection with shares subject to the Stockholders’ Agreements. If, pursuant to the Stockholders’ Agreements, the Trust exercises its rights to purchase additional shares, the funds for such purchases will come from the other assets of the Trust.

Item 4.   Purpose of Transaction.

        The Stockholders’ Agreements are intended to regulate the sale or other disposition of certain shares of Common Stock of the Company to assure continuity of management of the Company by precluding interference from third parties. The Trust may also, among other things, acquire additional shares (in open market or privately negotiated transactions or otherwise) or dispose of shares on terms acceptable to the Trust from time to time. The Trust reserves all rights with respect to any future plans or proposals.

CUSIP No. 895364107	13D	Page 4 of 5 Pages

Item 5.   Interest in Securities of the Issuer.

(a)	Amount of shares beneficially owned by the reporting person: 2,134,791.9115

Percent of class: 26.1%

(b)	Number of shares as to which the reporting person has:

(i)	sole power to vote or to direct the vote: 1,398,506.037

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 1,398,506.037

(iv)	shared power to dispose or to direct the disposition of: 736,285.8745

(c)	Transactions completed in the past 60 days:

On January 16, 2004, the Trust acquired 12,472.608 shares of the Company’s Common Stock at a purchase price of $19.40 per share through an automatic reinvestment of dividends pursuant to the Company’s Dividend Reinvestment Plan.

(d)	Not applicable.

(e)	Not applicable.

Item 6.   Contracts, Arrangements, Understandings orRelationships with Respect to Securities of the Issuer.

        One Stockholders’ Agreement provides that certain family members of Agatha T. Ulrich and related entities must offer the shares owned by them to David A. Ulrich, Sr. before the shares can be transferred to third parties (other than specified family members and trusts). The rights under this Agreement are considered marital property such that, upon Mr. Ulrich’s death, one-half succeeded to Agatha T. Ulrich, individually, and one-half to the Trust. In connection with any proposed transfer, the Trust has the first right to purchase one-half of any such shares at the lesser of the proposed sale price (in case of a proposed sale of the shares) or the price fixed by the Company’s Board of Directors for purposes of the Company’s Dividend Reinvestment Plan (75% of such amount in the case of a seizure or sale by legal process or any transfer by operation of law). Shares not purchased by the Trust are then offered first to Agatha T. Ulrich and then to specified family members and related entities and/or permitted transferees. Purchasers under the Stockholders’ Agreement have the option to purchase the shares in five equal annual installments, with interest, with the first installment payable at closing.

        Under the other Stockholder’s Agreement, another shareholder of the Company and his transferees must offer one-half of the shares owned by them to David A. Ulrich, Sr., before the shares can be transferred to third parties (other than certain gifts). The rights under this Agreement are also considered marital property such that, upon Mr. Ulrich’s death, one-half succeeded to Agatha T. Ulrich, individually, and one-half to the Trust. In connection with any proposed transfer, the Trust has the first right to purchase one-half of any such shares at the weighted average of the per share price for all sales of the Company’s common stock through the public market during the sixty days preceding the seller’s notice. Shares not purchased by the Trust are then offered to Agatha T. Ulrich. Purchasers under the Stockholder’s Agreement must pay cash at closing.

CUSIP No. 895364107	13D	Page 5 of 5 Pages

Item 7.  Materials to be Filed as Exhibits.

Exhibit 1	Stockholders' Agreement dated March 1, 1995 (incorporated by reference to Exhibit No. 1 of the Schedule 13D filed by Agatha T. Ulrich with the SEC on January 9, 2001).

Exhibit 2	Stockholder's Agreement dated November 27, 1992 between David A. Ulrich and William Gravitter (incorporated by reference to Exhibit No. 2 of the Schedule 13D filed by Agatha T. Ulrich with the SEC on February 17, 2004).

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2004

AGATHA T. ULRICH MARITAL TRUST
By: /s/ George A. Dionisopoulos
George A. Dionisopoulos, as Trustee